CampusU, Inc.
803 Sycolin Road, Suite 204
Leesburg, Virginia 20175
Tel. (703) 777-9110 • Fax (703) 777-3871

April 8, 2008

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE: CampusU, Inc., Form S-1 (File No. 333-144034)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), CampusU, Inc., a Delaware corporation (the “Registrant”), hereby requests that the above captioned Registration Statement be withdrawn as of the date hereof or as soon thereafter as practicable.

The Registrant has determined, because of unfavorable market conditions, not to proceed with the registration and sale of its common stock as contemplated by the Registration Statement. The Registrant believes the withdrawal to be consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Registration Statement has not been declared effective and no securities have been sold in connection with the offering relating to such Registration Statement. The Registrant may, however, undertake a subsequent private offering of securities in reliance on Rule 155(c) under the Securities Act.

The Registrant requests in accordance with Rule 457(p) promulgated under the Securities Act that all fees paid to the Securities and Exchange Commission (the “Commission”) in connection with the filing of the Registration Statement be credited for future use.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted. If any further information is required in connection with this matter, please contact Kenneth R. Koch at (212) 935-3000.

Very truly yours,

CAMPUSU, INC.

By: /s/ Robert S. Frank
Robert S. Frank
President and Chief Executive Officer